SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2019

Commission File Number: 001-37602

Fuling Global Inc.

(Registrant’s name)

Southeast Industrial Zone, Songmen Town
Wenling, Zhejiang Province
People’s Republic of China 317511

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

This current report is filed to disclose the Registrant’s consolidated financial statements and notes to the consolidated financial statements for the six months ended June 30, 2019.

FULING GLOBAL INC. AND SUBSIDIARIES

i

FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2019	2018
	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$7,646,898	$4,400,402
Restricted cash	2,141,081	2,396,993
Accounts receivable, net	26,325,411	27,760,956
Advances to supplier, net	900,955	1,255,420
Inventories, net	22,061,669	22,274,613
Security deposits	515,524	-
Prepaid expenses and other current assets	1,290,513	1,394,234
Current assets from discontinued operation	20,945	37,761
Total Current Assets	60,902,996	59,520,379

Property, plant and equipment, net	53,858,069	51,836,633
Intangible assets, net	8,084,128	8,157,916
Prepayments for construction and equipment purchases	1,001,320	1,222,888
Security deposits - long term	1,514,534	1,590,671
Other assets	954,328	297,906
Right-of-use lease assets	3,429,760	-
Non-current assets from discontinued operations	-	13,697
Total Assets	$129,745,135	$122,640,090

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Short term borrowings	$21,541,520	$19,890,641
Bank notes payable	2,704,064	2,888,053
Advances from customers	395,315	393,749
Accounts payable	12,351,799	18,186,400
Accounts payable - related party	592,992	82,014
Accrued and other liabilities	1,414,990	2,121,304
Other loans payable - current	3,470,790	2,847,859
Taxes payable	191,924	247,635
Deferred gains	224,329	291,170
Due to related party	15,575	12,200
Operating lease liabilities - current	832,692	-
Current liabilities from discontinued operation	298,724	528,263
Total Current Liabilities	44,034,714	47,489,288

Deferred tax liability	779,239	577,826
Long term borrowings	7,063,341	7,203,357
Other loans payable - non-current	2,721,659	2,635,567
Operating lease liabilities - non-current	2,739,566	-
Total Liabilities	57,338,519	57,906,038

Commitments and contingencies

Shareholders’ Equity
Common stock: $0.001 par value, 70,000,000 shares authorized, 15,795,910 and 15,795,910 shares issued and outstanding as of June 30, 2019 and December 31, 2018, respectively	15,797	15,797
Additional paid in capital	30,034,987	30,009,545
Statutory reserve	6,349,766	5,532,945
Retained earnings	38,516,072	31,602,434
Accumulated other comprehensive loss	(2,495,750)	(2,472,254)
Total Fuling Global Inc.’s equity	72,420,872	64,688,467

Non-controlling interest	(14,256)	45,585
Total Shareholders’ Equity	72,406,616	64,734,052

Total Liabilities and Shareholders’ Equity	$129,745,135	$122,640,090

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	For the Six Months Ended June 30,
	2019	2018

Revenues	$70,862,675	$66,844,625
Cost of goods sold	54,209,044	56,452,983
Gross profit	16,653,631	10,391,642

Operating expenses
Selling expenses	3,986,284	3,672,220
General and administrative expenses	3,641,681	3,549,096
Research and development expenses	1,897,415	1,448,730
Total operating expenses	9,525,380	8,670,046

Income from operations	7,128,251	1,721,596

Other income (expense):
Interest income	11,140	22,557
Interest expense	(838,644)	(827,272)
Subsidy income	2,345,561	-
Foreign currency transaction gain (loss)	75,574	(14,316)
Other income (expense), net	29,847	120,297
Total other income (expense), net	1,623,478	(698,734)

Income before income taxes	8,751,729	1,022,862

Provision for income taxes	1,340,153	135,422

Net income from continuing operations	$7,411,576	$887,440

Discontinued operations:
Net income (loss) from discontinued operations, net of tax	259,042	(503,517)
Net income	7,670,618	383,923

Less: net (loss) income attributable to non-controlling interest from continuing operations	(59,841)	15,944

Net income attributable to Fuling Global Inc.	$7,730,459	$367,979

Other comprehensive income
Foreign currency translation loss	(23,496)	(617,025)
Comprehensive income attributable to Fuling Global Inc.	$7,706,963	$(249,046)

Earnings (loss) per share - Basic and diluted
Continuing operations	$0.47	$0.06
Discontinued operations	$0.02	$(0.03)

Weighted average number of shares - Basic and diluted
Continuing operations and discontinued operations	15,795,910	15,780,205

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

(UNAUDITED)

	Common Stock		Additional Paid in	Statutory	Retained	Accumulated Other Comprehensive	Noncontrolling	Total
	Shares	Amount	Capital	Reserve	Earnings	Income (Loss)	Interest	Equity

Balance at December 31, 2017	15,780,205	$15,781	$29,904,285	$4,617,039	$22,654,848	$651,597	$150,118	$57,993,668

Issuance of common stock	-	-	58,077	-	-	-	-	58,077
Net income	-	-	-	-	367,979	-	15,944	383,923
Appropriations to statutory reserve	-	-	-	62,822	(62,822)	-	-	-
Foreign currency translation loss	-	-	-	-	-	(617,025)	-	(617,025)

Balance at June 30, 2018	15,780,205	$15,781	$29,962,362	$4,679,861	$22,960,005	$34,572	$166,062	$57,818,643

	Common Stock		Additional Paid in	Statutory	Retained	Accumulated Other Comprehensive	Noncontrolling	Total
	Shares	Amount	Capital	Reserve	Earnings	(Loss)	Interest	Equity

Balance at December 31, 2018	15,795,910	$15,797	$30,009,545	$5,532,945	$31,602,434	$(2,472,254)	$45,585	$64,734,052

Issuance of common stock	-	-	25,442	-	-	-	-	25,442
Net income (loss)	-	-	-	-	7,730,459	-	(59,841)	7,670,618
Appropriations to statutory reserve	-	-	-	816,821	(816,821)	-	-	-
Foreign currency translation loss	-	-	-	-	-	(23,496)	-	(23,496)

Balance at June 30, 2019	15,795,910	$15,797	$30,034,987	$6,349,766	$38,516,072	$(2,495,750)	$(14,256)	$72,406,616

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Six Months Ended June 30,
	2019	2018

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$7,670,618	$383,923
Net income (loss) from discontinued operations	259,042	(503,517)
Net income from continuing operations	7,411,576	887,440
Adjustments to reconcile net income to net cash provided by operating activities:
Stock based compensation	25,442	58,077
Depreciation and amortization	2,375,197	2,436,642
Bad debt provisions(recovery)	150,457	(12,526)
Unrealized (gains) losses	(33,975)	1,927
Inventory (recovery) reserve	(7,291)	37,537
Loss on disposal of fixed assets	22,915	-
Amortization of operating lease right-of-use assets	406,159	-
Changes in operating assets:
Accounts receivable	1,330,305	(648,141)
Advances to suppliers	329,825	(684,161)
Inventories	510,843	(1,593,088)
Other assets	(591,913)	56,052
Security deposit	(442,080)	(373,498)
		-
Changes in operating liabilities:
Accounts payable	(5,405,069)	23,718
Accounts payable-related party	516,925	-
Advance from customers	1,633,848	(190,920)
Deferred gains	(68,099)	297,635
Deferred tax liability	202,886	-
Taxes payable	(127,793)	(43,935)
Operating leases payable	(263,235)	-
Accrued and other liabilities	1,434,689	(552,686)
Net cash provided by (used in) operating activities from continuing operations	9,411,612	(299,927)
Net cash (used in) provided by operating activities from discontinuing operations	(228,877)	1,012,233
Net cash provided by operating activities	9,182,735	712,306

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(780,608)	(1,201,831)
Additions to construction in progress	(3,712,064)	(5,766,494)
Cash receipts from disposal property and equipment	6,189	-
Cash increase in certificates of deposit	-	108,064
Purchase of construction and equipment	(1,621,782)	(1,351,474)
Purchase of intangible assets	-	(2,047)
Cash from discontinued business	16,423	(197,340)
Net cash used in investing activities from continuing operations	(6,091,842)	(8,411,122)
Net cash used in investing activities from discontinuing operations	-	(47,914)
Net cash used in investing activities	(6,091,842)	(8,459,036)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	18,076,093	16,381,705
Repayments of short-term borrowings	(16,433,603)	(14,681,023)
Proceeds from long-term borrowings	-	2,596,834
Repayments of long-term borrowings	(149,164)	(197,606)
Proceeds from bank notes payable	2,736,221	3,061,836
Repayments of bank notes payable	(2,926,994)	(4,535,582)
Repayments of loans from related parties	38,787	2,758
Proceeds from other loans payable	1,768,320	6,012,612
Repayments of other loans payable	(3,211,449)	(2,768,860)
Net cash (used in) provided by financing activities from continuing operations	(101,789)	5,872,674
Net cash used in financing activities from discontinuing operations	-	(758,957)
Net cash (used in) provided by financing activities	(101,789)	5,113,717

EFFECT OF EXCHANGE RATES CHANGES ON CASH AND CASH EQUIVALENTS	1,480	131,953

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	2,990,584	(2,501,060)

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF THE PERIOD	6,797,395	7,870,878

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF THE PERIOD	$9,787,979	$5,369,818

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF THE PERIOD	$9,787,979	$5,369,818
LESS: RESTRICTED CASH	2,141,081	1,767,699
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$7,646,898	$3,602,119

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest paid	$695,685	$632,067
Income tax paid	$1,130,259	$242,365
Non-cash investing activities:
Right-of-assets obtained in exchange for operating lease obligations	$3,860,975	$-
Transfer from construction in progress to fixed assets	$3,765,818	$40,033
Acquisition of fixed assets through Accounts Payable	$85,318	$151,698
Transfer from advance payments to fixed assets	$216,330	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Fuling Global Inc. (“Fuling Global”) is a Cayman Islands corporation established on January 19, 2015.

Total Faith Holdings Limited (“Total Faith”) is a wholly-owned subsidiary of Fuling Global formed in accordance with laws and regulations of the British Virgin Islands in April 2004.

Fuling Global and its subsidiary Total Faith are holding companies whose only asset, held through a subsidiary, is 100% of the registered capital of Taizhou Fuling Plastics Co., Ltd. (“Taizhou Fuling”), as well as 49% ownership of Domo Industry Inc. (“Domo”).

Taizhou Fuling was established in October 1992 under the laws of the People’s Republic of China (“China” or “PRC”) with initial capital of $0.51 million. After several registered capital increases and capital contributions, the registered capital of Taizhou Fuling was increased to $21.36 million in November 2015.

Taizhou Fuling has four wholly-owned subsidiaries, Zhejiang Great Plastics Technology Co., Ltd. (“Great Plastics”), Direct Link USA LLC (“Direct Link”), Fuling Plastic USA, Inc. (“Fuling USA”) and Wenling Changli Import and Export Co., Ltd (“Wenling Changli”), which was established in September 2016 in China.

Great Plastics was incorporated in China in March 2010 and principally engaged in the production of straw items. Direct Link was incorporated in the State of Delaware in December 2011 and serves as an import trading company of Taizhou Fuling in the United States (“U.S.”). Fuling USA was incorporated in the Commonwealth of Pennsylvania in May 2014, as a wholly-owned subsidiary of Taizhou Fuling. In 2015 Fuling USA established the Company’s first production factory in the U.S., which principally engages in the production of plastic straw items. Prior to the incorporation of Fuling USA, Taizhou Fuling wholly owned another subsidiary incorporated in 2009 in the State of New York, named Fuling Plastics USA Inc. (“Old Fuling USA”). Old Fuling USA served as one of the trading entities of Taizhou Fuling in the U.S. until early 2014 and its business was discontinued and transferred over to the new Fuling USA when the Company decided to set up the new factory in Allentown, Pennsylvania. Old Fuling USA was dissolved on April 8, 2015.

Domo is a U.S. company established in the State of New York in October 2007. Total Faith owns 49% of its equity interest. However, Total Faith holds 2 out of 3 seats and has a majority of the voting rights on the board of directors. The Board of Directors of Domo is the controlling decision-making body with respect to Domo instead of the equity holders. The number of seats in the Board empowers Total Faith the ability to control Domo’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholders’ approval. In addition, Domo’s equity at risk is not sufficient to permit it to carry on its activities without additional subordinated financial support from Total Faith and Domo is highly relying on the financial support from the Company. Total Faith is obligated to absorb a majority of the risk of loss from Domo’s activities and to receive majority of Domo’s residual returns. Based on these facts, Total Faith has gained effective control over Domo and Domo is considered a Variable Interest Entity (“VIE”) under Accounting Standards Codification (“ASC”) 810-10-05-08A. Accordingly, Total Faith consolidates Domo’s operating results, assets and liabilities.

Fuling Global, Total Faith, Domo, Taizhou Fuling and Taizhou Fuling’s subsidiaries (herein collectively referred to as the “Company”) are engaged in the production and distribution of plastic and paper serviceware in China, Europe and U.S. Products exported to the U.S. and Europe are primarily sold to major fast food restaurant chains and wholesalers.

On November 22, 2018, Great Plastics signed sales contracts with a third party to sell the land and buildings previously used as one of its manufacturing factories in China (aka, the “Sanmen Factory”) for total cash consideration of RMB 40.2 million (approximately US$5.8 million) (see Note 6). The Company sold all related machines and equipment to Taizhou Fuling and Zhejiang Great New Materials Co., Ltd. (“Great NM”). Great NM is a company owned by direct relatives of Taizhou Fuling’s officials. The Company is in the process of dissolving Great Plastics and expects Great Plastics to be dissolved in 2019. Certain prior period amounts of Great Plastics have been reclassified to conform to the current period presentation as discontinued operation. Such reclassifications had no effect on net income or cash flows as previously reported.

On December 11, 2018, Fuling USA signed a service agreement with a Mexican local shelter services company, which provides services of administration, accounting, compliance, import/export, and human resources, etc., for Fuling USA’s Mexico operation. The local shelter service company established a shelter company (“Mexico Factory”) which is not legally owned by Fuling USA. Fuling USA pays for all the costs and expenses for the operation. According to the agreement, Mexico Factory is obligated to manufacture, assemble and deliver the products to Fuling USA or to whom Fuling USA appoints.

Although Fuling USA doesn’t legally own the equity interest of Mexico Factory, Fuling USA has the ability to control and manage Mexico Factory’s production and operation. In addition, Mexico Factory’s equity at risk is not sufficient to permit it to operate without additional subordinated financial support from Fuling USA. Based on these facts, Fuling USA has effective control over Mexico Factory and Fuling USA is the primary beneficiary of Mexico Factory. Based on these facts, Mexico Factory is considered a VIE of Fuling USA under ASC 810-10-05-08A. Accordingly, Fuling USA consolidates Mexico’s operating results, assets and liabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The Company’s unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and in conformity with the rules and regulations of the Securities and Exchange Commission (“SEC”). The unaudited condensed consolidated financial statements include the financial statements of Fuling Global, Total Faith, Domo, Taizhou Fuling and its subsidiaries and VIE. All significant intercompany balances and transactions have been eliminated in consolidation. In the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of the unaudited condensed consolidated financial statements have been included.

These interim unaudited financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2018, included in the Company’s annual report on Form 20-F filed with SEC on April 5, 2019. The interim unaudited financial statements follow the same accounting policies and methods of computations as the audited financial statements for the year ended December 31, 2018, other than revenue recognition policy. Interim results are not necessarily indicative of results to be expected for the full year.

In accordance with accounting standards regarding consolidation of variable interest entities, VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability. All VIEs with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

The Company has concluded that Domo is a VIE, based on the facts that Total Faith has a majority of voting rights on the board of directors and is obligated to absorb a majority of the risk of loss from Domo’s economic performance. Based on our evaluation of the VIE, we are the primary beneficiary of its risks and rewards; therefore, we consolidate Domo for financial reporting purposes.

The following tables set forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIE, Domo, which were included in the Company’s consolidated balance sheets, statements of income and comprehensive income and cash flows:

	June 30, 2019	December 31, 2018

Current assets	$605,998	$730,502
Non-current assets	-	-
Total assets	605,998	730,502

Third-party liabilities	(637,569)	(635,845)
Total liabilities	(637,569)	(635,845)
Net assets	$(31,571)	$94,657

*

	For the six months ended June 30,
	2019	2018

Revenue	$6,296,355	$4,429,145
Net (loss) income	$(117,334)	$90,428

	For the six months ended June 30,
	2019	2018

Net cash (used in) provided by operating activities	$(232,429)	$674,715
Net cash provided by (used in) financing activities*	$805,902	$(527,627)
Net increase in cash and cash equivalents	$573,473	$147,088

*	Intercompany financing activities are eliminated upon consolidation.

As described in Note 1, management of the Company has concluded that Mexico Factory is a VIE. Although the equity interest of Mexico Factory is 100% owned by Mexican local shelter service company in the form, Fuling USA is considered the primary beneficiary because Fuling USA is obligated to absorb the risks and rewards of Mexico Factory; therefore, the Company consolidates Mexico Factory for financial reporting purposes, and non-controlling interests result of Mexico Factory is absorbed by Fuling USA rather than the Mexican local shelter service company.

As of June 30, 2019, Mexico Factory has no assets or liabilities on its book. Fuling USA has the ownership for the assets and obligation for the liabilities of Mexico Factory, and any assets or liabilities of Mexico Factory are recorded on the book of Fuling USA accordingly.

For the six months ended June 30, 2019, Mexico Factory has no income or expenses on its book. Fuling USA pays all the expenses and receive all the income of Mexico Factory, as a result, Mexico Factory is a pass through entity with no profit or loss of its own.

The Company has the power to direct activities of the VIE and can have assets transferred freely out of the VIE without restrictions. Therefore, the Company considers that there is no asset of the VIE that can only be used to settle obligations of the VIE. The creditors of the VIE’s third-party liabilities do not have recourse to the general credit of the primary beneficiary in normal course of business.

Non-controlling interests

Non-controlling interests represents the individual shareholder’s proportionate share of 51% of equity interest in Domo and 100% of equity interest in Mexico Factory. Fuling USA is obligated to absorb the risks and rewards of Mexico Factory according to the contractual arrangement, so the non-controlling interests result of Mexico Factory is absorbed by Fuling USA rather than the Mexican local shelter service company.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the financial statements.

Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, inventories, advances to suppliers, useful lives of property, plant and equipment, intangible assets, and the recoverability of long-lived assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

Restricted Cash

Restricted cash consists of cash equivalents used as collateral to secure short-term bank notes payable and bank borrowings. The Company is required to keep certain amounts on deposit that are subject to withdrawal restrictions. Upon the maturity of the bank acceptance notes and bank borrowings, the Company is required to deposit the remainder to the escrow account to settle the bank notes payable and bank borrowings. The notes payable and bank borrowings with security deposits are generally short term in nature due to their short maturity period of three months to one year; thus, restricted cash is classified as a current asset.

As of June 30, 2019 and December 31, 2018, the Company had restricted cash of $2,141,081 and $2,396,993, respectively, of which $1,586,161 and $1,439,064, respectively, were related to the bank acceptance notes payable (see Note 8), and $246,258 and $649,675, respectively, were related to the letters of credit (see Note 12). The remaining $308,662 and $308,254, respectively, were related to other miscellaneous deposits made in bank.

Accounts Receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually grants credit to customers with good credit standing with a maximum of 90 days and determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Inventories

Inventories are stated at the lower of cost or net realizable value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories.

Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products.

Property, Plant and Equipment

Property and equipment are stated at cost. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Items	Useful life
Property and buildings	10–20 years
Leasehold improvements	Lesser of useful life and lease term
Machinery equipment	3–10 years
Automobiles	4–10 years
Office equipment and furniture	3–5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the statement of income in other income and expenses.

Intangible Assets

Intangible assets consist primarily of land use rights, trademark and patents. Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership.” Land use rights are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method with the following estimated useful lives:

Items	Useful life
Land use rights	50 years
Trademarks	10 years
Patents	7-10 years

Impairment of Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of June 30, 2019 and December 31, 2018.

Revenue Recognition

The Company follows Section 606 of the FASB Accounting Standards Codification for revenue recognition and ASU 2014-09. On January 1, 2018, the Company adopted ASU 2014-09, which is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) Identify the Contract with a Customer, (2) Identify the Performance Obligations in the Contract, (3) Determine the Transaction Price, (4) Allocate the Transaction Price to the Performance Obligations in the Contract, and (5) Recognize Revenue When (or As) the Entity Satisfies a Performance Obligation.

Substantially all of the Company’s revenue is derived from product sales. The Company considers purchase orders to be a contract with a customer. Contracts with customers are considered to be short-term when the time between order confirmation and satisfaction of the performance obligations is equal to or less than one year, and virtually all of the Company’s contracts are short-term. The Company recognizes revenue for the transfer of promised goods to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods. The Company typically satisfies its performance obligations in contracts with customers upon shipment of the goods. Generally, payment is due from customers within 40 to 60 days of the invoice date, and the contracts do not have significant financing components. Returns and allowances are not a significant aspect of the revenue recognition process as historically they have been immaterial. All of the Company’s contracts have a single performance obligation satisfied at a point in time and the transaction price is stated in the contract, usually as a price per unit. All estimates are based on the Company’s historical experience, complete satisfaction of the performance obligation, and the Company’s best judgment at the time the estimate is made. Historically, sales returns have not significantly impacted the Company’s revenue.

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there were any uncertain tax positions at June 30, 2019 and December 31, 2018.

To the extent applicable, the Company records interest and penalties as general and administrative expenses. The statute of limitations for the Company’s U.S. federal income tax returns and certain state income tax returns subject to examination by tax authorities for three years from the date of filing. As of June 30, 2019, the tax years ended December 31, 2014 through December 31, 2018 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities. As of June 30, 2019, the tax years ended December 31, 2011 through December 31, 2018 for the Company’s U.S. subsidiaries remain open for statutory examination by U.S. tax authorities.

Value Added Tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 17%, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. Further, when exporting goods, the exporter is entitled to some or all of the refund of the VAT paid or assess. Since a majority of the Company’s products are exported to the U.S. and Europe, the Company is eligible for VAT refunds when the Company completes all the required tax filing procedures.

All of the VAT returns of the Company have been and remain subject to examination by the tax authorities for five years from the date of filing.

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The consolidated financial position and results of its operations are determined using RMB, the local currency, as the functional currency. Our financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in statement of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	June 30, 2019	December 31, 2018	June 30, 2018

Period-end spot rate	US $1=RMB 6.8668	US $1=RMB 6.8776	US $1=RMB 6.6171

Average rate	US $1=RMB 6.7861	US $1=RMB 6.6163	US $1=RMB 6.3655

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - Quoted prices in active markets for identical assets and liabilities.

●	Level 2 - Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash and cash equivalents, restricted cash, accounts receivable, inventories, advance to suppliers, accounts payable, accrued expenses and other liabilities, advances from customers, notes payable to approximate the fair value of the respective assets and liabilities at June 30, 2019 and December 31, 2018 based upon the short-term nature of the assets and liabilities.

The Company believes that the carrying amount of the short-term borrowings approximates fair value at June 30, 2019 and December 31, 2018 based on the terms of the borrowings and current market rates as the rate is reflective of the current market rate.

Concentrations and Credit Risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies that require certain supporting documentation in order to affect the remittance.

As of June 30, 2019 and December 31, 2018, $6,217,540 and $4,116,684, respectively, of the Company’s cash and cash equivalents, certificates of deposit and restricted cash were on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

Substantially all of the Company’s sales are made to customers that are located primarily in the USA and Europe. The Company’s operating results could be adversely affected by the government policy on exporting business, foreign exchange rate fluctuation, and local market condition change. The Company has a concentration of its revenues and receivables with specific customers. For the six months ended June 30, 2019, one customer accounted for approximately 12.5% of total revenue. For the six months ended June 30, 2018, one customer accounted for more than 10% of total revenue. As of June 30, 2019, one customer’s account receivable accounted for 17.6% of the total outstanding accounts receivable balance. As of December 31, 2018, one customer’ account receivable accounted for 14% of the total outstanding accounts receivable balance.

For the six months ended June 30, 2019, no supplier accounted for more than 10% of total purchase of its raw materials. For the six months ended June 30, 2018, the Company purchased approximately 16% of its raw materials from its one largest supplier. As of June 30, 2019, advanced payments to three major suppliers accounted for 14%, 11% and 11% of the total advance payments outstanding. As of December 31, 2018, advanced payments to two major suppliers accounted for 20% and 15% of the total advance payments outstanding.

A loss of either of these customers or suppliers could adversely affect the operating results or cash flows of the Company.

Risks and Uncertainties

The major operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

Recent Accounting Pronouncements

New Accounting Pronouncements Recently Adopted

The Company adopted ASU No. 2016-02—Leases (Topic 842) since January 1, 2019, using a modified retrospective transition method permitted under ASU No. 2018-11. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification. Adoption of the new standard resulted in the recording of additional lease assets and lease liabilities of approximately $3.4 million and $3.5 million, respectively, as of June 30, 2019. The standard did not materially impact our consolidated net earnings and had no impact on cash flows.

On April 1, 2018, we adopted ASU 2016-18, Restricted Cash – A Consensus of the FASB Emerging Issues Task Force, (“ASU 2016-18”), which amends ASC 230, Statement of Cash Flows, to clarify guidance on the classification and presentation of restricted cash in the statement of cash flows using the full retrospective method. Adoption of this standard did not have a material impact on our consolidated financial statements. See our consolidated statements of cash flows for the reconciliation of cash presented in the statements of cash flows to the cash presented on the balance sheet.

New Accounting Pronouncements Not Yet Adopted

In June 2018, the FASB issued ASU 2018-07, Compensation – Stock Compensation, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under this ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. This ASU is effective for annual reporting periods beginning after December 15, 2018. Early adoption of this ASU is permitted. The Company does not expect adoption of this ASU to have a material impact on its Consolidated Financial Statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. This ASU is effective for interim and annual periods beginning after December 15, 2019, and early adoption is permitted. The Company will adopt ASU 2016-13 and its related amendments effective January 1, 2020, and the Company does not expect the adoption to have a material effect on its consolidated financial statements.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of	As of
	June 30, 2019	December 31, 2018
Trade accounts receivable	$26,674,497	$27,984,656
Less: allowance for doubtful accounts	(349,086)	(223,700)
Accounts receivable, net	$26,325,411	$27,760,956

NOTE 4 – INVENTORY, NET

Inventories consisted of the following:

	As of	As of
	June 30, 2019	December 31, 2018
Raw materials	$6,177,305	$7,011,718
Work-in-progress	1,626,705	1,387,111
Finished goods	14,422,576	14,047,720
Less: inventory valuation allowance	(164,917)	(171,936)
Total inventory	$22,061,669	$22,274,613

NOTE 5 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of	As of
	June 30, 2019	December 31, 2018
Property and buildings	$30,659,968	$26,766,432
Leasehold improvement	1,759,628	2,376,165
Machinery and equipment (1)	34,735,288	34,006,697
Automobiles	998,865	1,006,032
Office and electric equipment	1,230,208	948,090
Subtotal	69,383,957	65,103,416
Construction in progress	2,364,634	2,393,006
Less: accumulated depreciation	(17,890,522)	(15,659,789)
Property and equipment, net	$53,858,069	$51,836,633

(1)	A total amount of $13,468,765 machinery was related to the finance lease transaction (see Note 10).

Depreciation expense was $2,287,549 and $2,343,751 for the six months ended June 30, 2019 and 2018, respectively.

Construction in progress represents costs of construction incurred for the Company’s new plant and equipment. The Company started the first phase of the construction for its facility expansion in China (“Phase I”) in April 2016 in China.

In the beginning of August 2017, the Company started its second phase of the construction for its facility expansion in China (“Phase II”). Phase II includes construction of a new plant, an office building and two dormitory buildings. The construction is expected to be completed before the end of fiscal 2019 and the total construction cost of Phase II is expected to be $13.4 million. For the year ended December 31, 2018, construction in progress of approximately $9.9 million was completed and was transferred to property, plant and equipment for Phase II. For the six months ended June 30, 2019, construction in progress of approximately $3.8 million was completed and was transferred to property, plant and equipment for Phase II. The Company expects to fulfill the payments using cash generated from operating activities and additional loans borrowed from local banks in case any shortage of cash on hand in the future.

In December 2018, the Company signed a building lease agreement with the local Interpuerto Industrial Park in Monterrey, Mexico to set up a manufacturing facility. The factory build began in April 2019 followed by equipment installation. Worker recruitment began in June and technicians were sent from China to train local technicians and workers. On August 19, 2019, the Mexico factory officially began production. The first phase of this investment will cost approximately $5 million in machinery and remodeling and $1.56 million construction in progress has been paid as of June 30, 2019. Annual capacity is about 10,000 tons and will primarily be used for producing paper straws, plastic straws and paper cups serving the U.S. market.

NOTE 6 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of	As of
	June 30, 2019	December 31, 2018
Land use rights	$8,745,131	$8,731,398
Trademarks	13,740	13,718
Patents	7,376	7,365
Total	8,766,247	8,752,481
Less: accumulated amortization	(682,119)	(594,565)
Intangible assets, net	$8,084,128	$8,157,916

Amortization expense was $87,648 and $92,891 for the six months ended June 30, 2019 and 2018, respectively.

Land use right of Great Plastics was disposed by Great Plastics on November 22, 2018 (See Note 1).

Estimated future amortization expense for intangible assets is as follows:

Periods ending June 30,	Amortization expense
2020	$177,050
2021	176,959
2022	176,800
2023	176,634
2024	175,217
Thereafter	7,201,468
$8,084,128

NOTE 7 – RIGHT OF USE LEASE ASSETS

The Company has four operating leases for manufacturing facilities and offices. One lease includes an option to renew, which is at the Company’s sole discretion. The renewal to extend the lease terms is not included in our right of use assets and lease liabilities as it is not reasonably certain of exercise. The Company regularly evaluates the renewal options, and, when it is reasonably certain of exercise, it will include the renewal period in its lease term. New lease modifications result in remeasurement of the right of use asset and lease liability. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Effective January 1, 2019, the Company adopted the new lease accounting standard using a modified retrospective transition method which allowed the Company to continue to apply the guidance under the lease standard in effect at the beginning of period of adoption through a cumulative-effect adjustment. In addition, the Company elected the package of practical expedients, which allowed us to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Company has also elected the practical expedient to not separate the lease and non-lease components for all classes of underlying assets. Adoption of this standard resulted in the recording of operating lease Right of Use (“ROU”) assets and corresponding operating lease liabilities as disclosed below and had no impact on accumulated deficit as of June 30, 2019. Financial position for reporting periods beginning on or after January 1, 2019 is presented under the new guidance, while prior period amounts are retrospectively adjusted.

Company’s operating leases primarily include leases for office space and manufacturing facilities. The current portion of operating lease liabilities and the non-current portion of operating lease liabilities are presented on the consolidated balance sheet.

Supplemental balance sheet information related to operating leases was as follows:

June 30, 2019
Right-of-use assets	$3,429,760

Operating lease liabilities - current	$832,692
Operating lease liabilities - non-current	2,739,566
Total operating lease liabilities	$3,572,258

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of June 30, 2019:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	3.0
Weighted average discount rate	5.00%

The Company rents space from one of its related parties. For the six months ended June 30, 2019 and 2018, the total rent expense was $36,215 and $28,956, respectively.

The Company’s subsidiary Fuling USA leases manufacturing facility under operating leases. Operating lease expense amounted $287,985 and $265,600 for the six months ended June 30, 2019 and 2018, respectively.

On December 20, 2018, the Company entered into a five year lease agreement with a third party for its manufacturing facility in Mexico (see Note 1) in Mexico. The rent expense amounted $175,912 and $0 for the six months ended June 30, 2019 and 2018, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2019:

2020	$992,357
2021	1,015,834
2022	836,920
2023	692,228
2024	433,248
Total lease payments	3,970,587
Less: imputed interest	(398,329)
Present value of lease liabilities	$3,572,258

NOTE 8 – SHORT-TERM AND LONG-TERM BORROWINGS

Short-term Borrowings

Short-term borrowings represent amounts due to various banks and other companies normally maturing within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly.

Short-term borrowings consisted of the following:

		As of	As of
		June 30, 2019	December 31, 2018
Agricultural Bank of China (“ABC”)	(1)	$9,436,710	$8,622,194
China Merchants Bank (“CMB”)	(2)	2,912,565	1,696,441
Industrial and Commercial Bank of China (“ICBC”)	(3)	3,859,148	4,557,315
Bank of China (“BOC”)	(4)	3,042,410	2,724,793
East West Bank (“EWB”)	(5)	2,000,000	2,000,000
Pennsylvania Industrial Development Authority – current portion of long-term borrowing (see “long-term borrowing” below)		90,687	89,898
East West Bank loan – current portion of long-term borrowing (see “long-term borrowing” below)		200,000	200,000
Total		$21,541,520	$19,890,641

(1)	During the six months ended June 30, 2019, Taizhou Fuling entered into a series of short-term bank loan agreements with ABC for a total amount of $5,606,687. The terms of these loans are six to twelve months with variable interest rates based on the prevailing interest rates, respectively. The effective rates are from 4.50% to 5.04% per annum.

During the year ended December 31, 2018, Taizhou Fuling entered into a series of short-term bank loan agreements with ABC for a total amount of $8,622,194. The terms of these loans are six months with variable interest rates based on the prevailing interest rates, respectively. The effective rates are from 4.57% to 5.15% per annum. As of June 30, 2019, $4,725,486 of them had been repaid upon maturity.

(2)	During the six months ended June 30, 2019, Taizhou Fuling entered into a series of short-term bank borrowing agreements with CMB for a total amount of approximately $6.3 million (RMB 43.0 million). The terms of these loans are two to six months with variable interest rates based on the prevailing interest rates. The effective rates were from 4.36% to 5.88% per annum. The loans are guaranteed by Special Plastics and Taizhou Fuling’s general manager and Chair of the Board. As of June 30, 2019, $3,353,142 had been repaid in full upon maturity.

During year ended December 31, 2018, Taizhou Fuling entered into a series of short-term bank borrowing agreements with CMB for a total amount of approximately $6.3 million (RMB 43.4 million). The terms of these loans are five to twelve months with variable interest rates based on the prevailing interest rates. The effective rates were from 2.40% to 6.09% per annum. The loans are guaranteed by Special Plastics and Taizhou Fuling’s general manager and Chair of the Board. As of June 30, 2019, $6.3 million had been repaid in full upon maturity.

(3)	During the six months ended June 30, 2019, Taizhou Fuling entered into a series of short-term loan agreements with ICBC for a total amount of $2,111,609. The terms of these loans are six to twelve months with the interest rates ranged from 5.00% to 5.22% per annum.

During the year ended December 31, 2018, Taizhou Fuling entered into a series of short-term loan agreements with ICBC for a total amount of $4,557,315. The terms of these loans are five to twelve months with the interest rates ranged from 3.47% to 5.44% per annum.

(4)	During the six months ended June 30, 2019 and the year ended December 31, 2018, Taizhou Fuling entered into a series of short-term bank borrowing agreements and other financing agreements with BOC. The terms of the loans are five to twelve months, with fixed interest rates based on London InterBank Offered Rate (“LIBOR”) (for loans dominated in USD) or prime loan rates issued by People’s Bank of China (for loans dominated in RMB), plus certain base points. The effective interest rates vary from 3.02% to 5.53% per annum. The loans to Taizhou Fuling are guaranteed by the Chief Executive Officer (“CEO”).

(5)	On March 9, 2017, Direct Link entered into a line of credit agreement with East West Bank for $2,000,000 for one year. The annual interest rate is equivalent to LIBOR rate plus 2.75%. Direct Link was required to make restricted deposit of $41,900 for one year (which was released in June 2018) with an initial interest rate of 3.76% per annum. The line of credit is guaranteed by Fuling Global. The agreements require Direct Link to comply with certain financial covenants and ratios, including to maintain minimum debt service coverage ratio of 1.40 times and to maintain maximum total debt to equity ratio of 3.0 times etc. Direct Link’s compliance with the required conditions is evaluated semi-annually on June 30 and December 31, respectively. Direct Link was in compliance as of June 30, 2019. On April 7, 2017, Direct Link drew down $1,500,000 with the effective rate of 3.86% per annum. On December 1, 2017, Direct Link drew down another $500,000 with the effective rate of 4.45% per annum. Interest expense incurred on this loan for the six months ended June 30, 2019 and 2018 were $54,724 and $47,955, respectively. On June 8, 2019, East West Bank approved to extend the loan to November 6, 2019.

Long-term Borrowings

Long-term borrowings represent amounts due to various banks and other companies normally maturing over one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly.

Long-term borrowings consisted of the following:

		As of	As of
		June 30, 2019	December 31, 2018
Pennsylvania Industrial Development Authority – long term	(1)	$612,692	$658,234
Agricultural Bank of China (“ABC”)	(2)	5,825,130	5,815,982
East West Bank (“EWB”) – long term	(3)	625,519	729,141
Total		$7,063,341	$7,203,357

(1)	On September 28, 2016, Fuling USA entered into a ten-year Machinery and Equipment Loan Agreement with the Pennsylvania Industrial Development Authority for $937,600, with fixed interest rate of 1.75%. This loan has been collateralized by the machinery and equipment, worth approximately $1.72 million. As of June 30, 2019, the amount of long-term borrowing was $703,379, and it consists of $90,687 of which is due within a year and $612,692 that is due over a year.

Future obligations for payments of this long-term loan are as below:

Twelve months ended June 30,
2020	$90,687
2021	92,287
2022	93,915
2023	95,572
2024	97,258
Thereafter	233,660
Total	$703,379

(2)	In June 2018, Taizhou Fuling entered into two buyer’s credit Loan Agreements with Agriculture Bank of China Limited for total of $2,475,680 (RMB 17 million) for 36 months. In July 2018, Taizhou Fuling entered into three buyer’s credit Loan Agreements with Agriculture Bank of China Limited for total of $3,349,450 (RMB 23 million) for 36 months. The loan bears variable interest rates based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 13% of the prevailing interest rate. As of June 30, 2019, the amount of long-term borrowing was $5,825,130, and the effective rates were 5.37% and 5.23% per annum. The line of credit’s purpose is for inventory purchase. The line of credit is effective for the period from first day of loan to 36 months after the first day of loan.

On October 31, 2016, Fuling USA entered into a buyer’s credit Loan Agreement with Agricultural Bank of China Limited for a line of credit in the amount of $5,903,723 (RMB 41 million) for 18 months. The loan bears a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 6% of the prevailing interest rate. As of December 31, 2017, the amount of long-term borrowing was $137,088, and the effective rate was 5.30% per annum. The line of credit’s purpose is to acquire equipment. China Export & Credit Insurance Corporation provides insurance for the line of credit. The line of credit is effective for the period from first day of loan to 18 months after the first day of loan. As of December 31, 2018, this loan was fully repaid in full upon maturity.

(3)	On March 9, 2017, Fuling USA entered into a Delayed Draw Term Loan agreement with East West Bank for $1,000,000. The amount drawn will be turned into a 5-year term loan at LIBOR rate plus 3.00%. The loan is guaranteed by Fuling Global. Fuling USA is required to make a restricted deposit of $73,336 for one year with an initial interest rate of 4.19% per annum. The restricted deposit was increased to $121,639 in June 2018. The agreement requires Fuling USA to comply with certain financial covenants and ratios, including to maintain minimum debt service coverage ratio of 1.25 times and to maintain maximum total debt to equity ratio of 3.0 times etc. Fuling USA’s compliance with these covenants will be reviewed semi-annually at December 31th and December 31th. Fuling USA was in compliance as of June 30, 2019. On April 7 and December 1, 2017, Fuling USA drew down $500,000 (April 2017 Loan) and $500,000 (December 2017 Loan), respectively. April 2017 loan will expire April 7, 2023 and December 2017 loan will expire on December 1, 2023. Both April 2017 loan and December 2017 loan require interest only payment for the first year and require interest and principal payments for years from second year to sixth year. The effective rate was 4.11% per annum. As of June 30, 2019, the amount of long-term borrowing was $825,519, and it consists of $200,000 of which is due within a year and $625,519 that is due over a year.

Future obligations for payments of this long-term loan are as below:

Twelve months ended June 30,
2020	$200,000
2021	200,000
2022	200,000
2023	169,819
2024	55,700
Thereafter	-
Total	$825,519

As of June 30, 2019 and December 31, 2018, land use rights in the amount of $7,750,886 and $7,821,842, and property and buildings in the amount of $13,742,533 and $14,071,515, respectively, were pledged for all the above short-term and long-term borrowings.

NOTE 9 – BANK NOTES PAYABLE

Short-term bank notes payables are lines of credit extended by banks that can be endorsed and assigned to vendors as payments for purchases. The notes payable are generally payable within six months. These short-term notes payable are guaranteed by the bank for their full face value. In addition, the banks usually require the Company to deposit a certain amount of cash (usually range from 30% to 100% of the face value of the notes) at the bank as a guarantee deposit, which is classified on the balance sheet as restricted cash.

The Company had the following bank notes payable as of June 30, 2019:

June 30, 2019
ICBC, due various dates from July 23, 2019 to August 1, 2019 (1)	$432,151
ABC, due various dates from July 10, 2019 to December 26, 2019	2,271,913
Total	$2,704,064

(1)	In July and September 2019, the Company repaid $432,151 bank notes payable that became due.

The Company had the following bank notes payable as of December 31, 2018:

December 31, 2018
ICBC, due May 5, 2019	$286,902
ABC, due various dates from January 4, 2019 to June 27, 2019	2,601,151
Total	$2,888,053

As of June 30, 2019 and December 31, 2018, $1,586,161 and $1,439,063 cash deposits were held by banks as a guaranty for the notes payable, respectively. In addition, as of June 30, 2019 and December 31, 2018, notes payable totaling $1,117,903 and $1,448,990 were secured by the personal properties of the Company’s principal shareholders and third party individuals, respectively.

NOTE 10 – INCOME TAXES

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Fuling Global and Total Faith are both offshore holding companies and are not subject to tax on income or capital gains under the laws of the Cayman Islands and British Virgin Islands, respectively.

Taizhou Fuling and Great Plastics are incorporated in the PRC and are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Corporate Income Tax Law of the People’s Republic of China, corporate income tax rate applicable to all companies, including both domestic and foreign-invested companies, is 25%. Taizhou Fuling was recognized as a High-technology Company by Chinese government and subject to a favorable income tax rate of 15% from year 2012 to 2018. Taizhou Fuling is in the process of renewing its High-Technology Company status for 2019 with the government and expects to receive the certificate by the end of 2019. $911,552 and $92,609 income tax expenses were exempted for the six months ended June 30, 2019 and 2018, respectively. Per share effect of the tax exemption was $0.06 and $0.01 for the six months ended June 30, 2019 and 2018, respectively.

Domo, Fuling USA and Direct Link are incorporated in the United States and subject to the U.S. federal and state income tax.

The following table summarizes income (loss) before income taxes and non-controlling interest allocation:

	For the six months ended June 30,	For the six months ended June 30,
	2019	2018
United States	$(497,592)	$40,821
Foreign	9,249,321	982,041
Total	$8,751,729	$1,022,862

Significant components of the income tax provision were as follows:

	For the six months ended June 30,	For the six months ended June 30,
	2019	2018
Current tax provision:
United States	$-	$8,256
Foreign	1,137,264	127,166

Deferred tax provision:
Foreign	202,889	-
Total	$1,340,153	$135,422

The deferred tax expense (benefit) is the change of deferred tax assets and deferred tax liabilities resulting from the temporary difference between tax and U.S. GAAP. Our operations in the U.S. have incurred a cumulative net operating loss (“NOL”)of approximately $3,366,000 and $2,868,000, respectively, as of June 30, 2019 and December 31, 2018.. The Tax Cuts and Jobs Act. For tax years beginning January 1, 2018 or later, NOL is allowed to carryforward for an indefinite period and are limited to 80% of each year’s net income. Losses originating in tax years beginning prior to January 1, 2018, carry-forwards are subject to the former tax rules and will expire if it is not utilized after 20 years. The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized.

For the six months ended June 30, 2019 and 2018, management believes that the realization of the benefit arising from the losses of certain U.S. subsidiaries appears to be uncertain and may not be realizable in the near future. As of June 30, 2019 and December 31, 2018, 100% valuation allowances of $468,001 and $420,056 have been provided against the deferred tax assets of these subsidiaries, respectively.

A new tax regulation under the Provisional Regulations of The People’s Republic of China Concerning Income Tax on Enterprises promulgated by the PRC took effect on May 7, 2018. The new tax regulation allows companies to expense in full all machinery and equipment acquired between January 1, 2018 to December 31, 2020 instead of depreciate over depreciation period, except for any asset with unit price over $0.7 million (RMB 5 million). Thus, deferred tax liabilities resulted from the temporary difference. Until the end of 2018, the Company acquired new machinery and equipment of $3,852,713 (RMB 26.5 million) in total, which were qualified to be fully deducted from taxable income in 2018, and incurred the deferred tax liabilities of $577,826 as of December 31, 2018. During the six months ended June 30, 2019, the Company acquired new machinery and equipment of $1,877,281 (RMB 12.8 million) in total, which were qualified to be fully deducted from taxable income in 2019, and incurred the deferred tax liabilities of $779,239 as of June 30, 2019.

On December 22, 2017, the U.S. enacted the “Tax Cuts and Jobs Act” (the “Act”). Under the provisions of the Act, the U.S. corporate tax rate decreased from 35% to 21%. Since the Company has a December 31 fiscal year-end, a U.S. statutory federal rate of 21% rate is applied to the provision for income tax from the fiscal year of 2018.

The following table reconciles the statutory rates to the Company’s effective tax rate:

	For the six months ended June 30,	For the six months ended June 30,
	2019	2018
U.S. Statutory rates	21.0%	21.0%
Foreign income not recognized in the U.S.	(20.3)	(16.4)
Foreign income tax rate	25.0	25.0
Effect of favorable income tax rate in certain entity in PRC	(10.5)	(12.1)
R&D tax credit (1)	(2.4)	(0.0)
Change in valuation allowance	0.5	0.3
Non-taxable permanent difference (2)	2.0	(4.6)
Effective tax rate	15.3%	13.2%

(1)	From 1 January 2018 to 31 December 2020, for R&D expenses incurred for new technology, new products, or new craftsmanship, an extra 75% of the actual expenses incurred are also tax-deductible as an incentive.

(2)	It represents expenses incurred by the Company that were not deductible for PRC income tax and income (loss) generated in countries with no income tax obligations.

NOTE 11 – OTHER LOANS PAYABLE

(1)	In October 2016, the Company entered into a sale leaseback arrangement and sold certain machinery located in China to an unrelated third party for approximately $3,651,346 (RMB 25,112,500), and subsequently leased back the machinery for 24 months for a total amount of approximately $3,810,089 (RMB 26,163,022). The Company was required to make a security deposit of approximately $730,269 (RMB 5,022,500). The Company has a bargain purchase option at a price of $Nil to buyback these equipment by the end of the lease term. All these machines are currently being used by the Company for its production purpose. The Company concluded this transaction does not qualify for sale-leaseback accounting and shall record under financing method. Under the financing method, the assets remain on the Company’s consolidated balance sheet and the proceeds from the transactions are recorded as a financing liability.

The lease was fully repaid in June 2018 prior to its maturity:

Total lease payment	$3,810,089
Less: imputed interest and principal	(3,810,089)
Total current portion of finance lease obligation as of June 30, 2019	$-

Interest expense incurred for the six months ended June 30, 2019 and 2018 amounted to $0 and $32,386, respectively.

(2)	In May 2017, the Company entered into another sale leaseback arrangement and sold certain machinery located in China to an unrelated third party for approximately $2,573,572 (RMB 17,700,000), and subsequently leased back the machinery for 36 months for a total amount of approximately $2,754,830 (RMB 18,916,864). The Company was required to make a security deposit of approximately $514,714 (RMB 3,540,000). The Company has a bargain purchase option at a price of $Nil to buyback these equipment by the end of the lease term. All these machines are currently being used by the Company for its production purpose. The Company concluded this transaction does not qualify for sale-leaseback accounting and shall record under financing method. Under the financing method, the assets remain on the Company’s consolidated balance sheet and the proceeds from the transactions are recorded as a financing liability.

The minimum payments for the remaining lease term of 11 months from June 30, 2019 to May 18, 2020 are as follows:

Total lease payment	$2,754,830
Less: imputed interest and principal	(1,913,923)
Total finance lease obligation as of June 30, 2019	840,907
Less: current portion of finance lease obligation	(840,907)
Long term payable - finance lease as of June 30, 2019	$-

According to the agreement, future obligations for payments of the above finance lease agreement are as below:

Twelve months ended June 30, 2019
2020	$840,907
2021	-
Total	$840,907

Interest expense incurred for the six months ended June 30, 2019 and 2018 amounted to $71,671 and $44,950, respectively.

(3)	In February 2018, the Company entered into another sale leaseback arrangement and sold certain machinery located in China to an unrelated third party for approximately $5,379,783 (RMB 37,000,000), and subsequently leased back the machinery for 36 months for a total amount of approximately $5,793,973 (RMB 39,786,052). The Company was required to make a security deposit of approximately $1,075,957 (RMB 7,400,000). The Company has a bargain purchase option at a price of $Nil to buyback these equipment by the end of the lease term. All these machines are currently being used by the Company for its production purpose. The Company concluded this transaction does not qualify for sale-leaseback accounting and shall record under financing method. Under the financing method, the assets remain on the Company’s consolidated balance sheet and the proceeds from the transactions are recorded as a financing liability.

The minimum payments for the remaining lease term of 20 months from June 30, 2019 to February 18, 2021 are as follows:

Total lease payment	$5,793,973
Less: imputed interest and principal	(2,568,999)
Total finance lease obligation as of June 30, 2019	3,224,974
Less: current portion of finance lease obligation	(1,934,984)
Long term payable - finance lease as of June 30, 2019	$1,289,990

According to the agreement, future obligations for payments of the above finance lease agreement are as below:

Twelve months ended June 30,
2020	$1,934,984
2021	1,289,990
2022	-
Total	$3,224,974

Interest expense incurred for the six months ended June 30, 2019 and 2018 amounted to $89,381 and $89,231, respectively.

(4)	In April 2019, the Company entered into another sale leaseback arrangement and sold certain machinery located in China to an unrelated third party for approximately $2,184,424 (RMB 15,000,000), and subsequently leased back the machinery for 36 months for a total amount of approximately $2,354,846 (RMB 16,170,258). The Company was required to make a security deposit of approximately $436,885 (RMB 3,000,000). The Company has a bargain purchase option at a price of $Nil to buyback these equipment by the end of the lease term. All these machines are currently being used by the Company for its production purpose. The Company concluded this transaction does not qualify for sale-leaseback accounting and shall record under financing method. Under the financing method, the assets remain on the Company’s consolidated balance sheet and the proceeds from the transactions are recorded as a financing liability.

The minimum payments for the remaining lease term of 35 months from June 30, 2019 to May 18, 2022 are as follows:

Total lease payment	$2,184,424
Less: imputed interest and principal	(57,856)
Total loan balance as of June 30, 2019 from lease transaction	2,126,568
Less: current portion of payment obligation	(694,899)
Long term payable as of June 30, 2019	$1,431,669

According to the agreement, future obligations for payments of the above finance lease agreement are as below:

Twelve months ended June 30,
2020	$694,899
2021	730,054
2022	701,615
Total	$2,126,568

Interest expense incurred for the six months ended June 30, 2019 and 2018 amounted to $9,109 and $0, respectively.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Letters of Credit

As of June 30, 2019 and December 31, 2018, the Company had $2,245,600 and $5,147,960 outstanding in trade letters of credit, respectively.

Litigation

The Company’s subsidiary Fuling USA is a defendant-counterclaimant in pending litigation in the District Court for the District of Connecticut in the U.S. The plaintiff asserted causes of action for breach of contract, trademark infringement and related unfair competition claims under the Lanham Act, trade secret misappropriation, interference with a business opportunity, breach of fiduciary duty, and violation of the Connecticut Unfair Trade Practices Act. Fuling USA filed an answer and counterclaims seeking declaratory judgment of non-infringement of the trademark, cancellation of the trademark registration, breach of contract, and unjust enrichment. On April 4, 2019, during a summary judgment hearing at the U.S. District Court in Connecticut, the judge dismissed all of plaintiff’s claims against Fuling USA except one – breach of contract. On August 9, 2019, the judge issued a ruling on motion for summary judgment dismissing all of plaintiff’s claims against Fuling USA including the breach of contract claim. Fuling USA’s attorney is currently working on the strategy for counterclaims against the plaintiff. Until the date of this filing, the litigation has not been closed but no material contingent liability was expected.

NOTE 13 – RELATED PARTY TRANSACTIONS

The Company rents space from one of its related parties. For the six months ended June 30, 2019 and 2018, the total rent expense was $36,215 and $28,956, respectively.

Due from a related party amounted to $3,346 and $28,242 as of June 30, 2019 and December 31, 2018, respectively, consisting of outstanding rent from Great NM.

Accounts payable to Great NM amount to $592,992 and $82,014 as of June 30, 2019 and December 31, 2018, respectively. The Company purchased packing materials of $1,073,034 and $0 during the six months ended June 30, 2019 and 2018, respectively.

NOTE 14 – EQUITY

Statutory Reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. As of June 30, 2019 and December 31, 2018, the balance of statutory reserve was $6,349,766 and $5,532,945, respectively.

Share Issuance

On November 18, 2018, the Company granted 15,705 shares to its Chief Financial Officer. On November 18, 2017, the Company granted 15,705 shares and 8,000 shares collectively to its Chief Financial Officer and two directors, respectively. On November 18, 2016, the Company granted 15,705 shares and 8,000 shares collectively to its Chief Financial Officer and two directors, respectively. On November 2, 2015, the Company granted 15,667 shares and 12,000 shares collectively to its Chief Financial Officer and three directors, respectively. On November 18, 2015, the Company granted 38 shares to its Chief Financial Officer. The Company recorded $25,442 and $58,077 as stock based compensation expense for the six months ended June 30, 2019 and 2018, respectively.

NOTE 15 – SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products. Based on management’s assessment, the Company has determined that it has only one operating segment as defined by ASC 280.

The following table presents revenue by major products for the six months ended June 30, 2019 and 2018, respectively.

	For the six months ended
	June 30, 2019	June 30, 2018

Cutlery	$29,523,686	$33,221,947
Straws	16,049,648	10,647,146
Cups and plates	20,334,251	17,910,412
Others	4,955,090	5,065,120
Total	$70,862,675	$66,844,625

The following table presents revenue by geographic areas for the six months ended June 30, 2019 and 2018, respectively.

	For the six months ended
	June 30, 2019	June 30, 2018
Revenue from United States	$61,654,371	$56,794,657
Revenue from Europe	2,250,577	1,885,025
Revenue from Canada	1,017,715	1,834,162
Revenue from China	4,046,722	5,242,030
Revenue from other foreign countries	1,893,290	1,088,751
Total	$70,862,675	$66,844,625

Long-lived assets of $60,263,622 and $8,578,517 were located in China and the United States, respectively, as of June 30, 2019. Long-lived assets of $58,848,571 and $4,271,140 were located in China and the United States, respectively, as of December 31, 2018.

NOTE 16 – SUBSEQUENT EVENTS

From July to September 2019, the Company repaid approximately $10.8 million short term bank loans and $2.0 million notes payable that became due. The Company also borrowed approximately $9.6 million short term bank loans and $1.4 million long term bank loans as well as approximately $1.0 million notes payable from various banks in China. All the loans and notes payable are with collateral or with deposit, or are guaranteed by its shareholders or related parties.

The Company has committed to opening a new factory in Indonesia. In September 2019, the Company paid approximately $36,400 (RMB 250,000) as deposit to a third party in Indonesia. The Company is currently in the process of finalizing its lease agreement for the Indonesian factory.

Exhibits

No.	Description
99.1	Press release dated October 22, 2019, titled “Fuling Global Inc. Reports 2019 First Half Financial Results.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FULING GLOBAL INC.

Date: October 22, 2019	By:	/s/ Gilbert Lee
	Name:	Gilbert Lee
	Title:	Chief Financial Officer